Exhibit (a)(1)(E)

LERACH COUGHLIN STOIA GELLER

    RUDMAN & ROBBINS LLP

DARREN J. ROBBINS (168593)

RANDALL J. BARON (150796)

A. RICK ATWOOD, JR. (156529)

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

SOLTAN & ASSOCIATES

VENUS SOLTAN (99144)

4220 Von Karman Avenue, 2nd Floor

Newport Beach, CA 92660

Telephone: 949/729-3100

949/729-1527 (fax)

Attorneys for Plaintiffs

[Additional counsel appear on signature page.]

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF ORANGE

DOLPHIN LIMITED PARTNERSHIP I, L.P.

and CITY OF PONTIAC GENERAL

EMPLOYEES’ RETIREMENT SYSTEM, On

Behalf of Themselves and All

Others Similarly

Situated,

Plaintiffs,

            vs.

SYBRON DENTAL SPECIALTIES, INC.,

DANAHER CORPORATION,

SMILE ACQUISITION CORP.,

FLOYD W. PICKRELL, JR.,

KENNETH F. YONTZ,

DENNIS B. BROWN,

R JEFFREY HARRIS,

DONALD N. ECKER,

ROBERT W. KLEMME

JAMES R. PARKS,

WILLIAM A. DONAN and

DOES 1-50, Inclusive,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	VIA FAX Case No. 06 CC00082 CLASS ACTION COMPLAINT BASED UPON SELF- DEALING AND BREACH OF FIDUCIARY DUTY

Plaintiffs, by their attorneys, alleges as follows:

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiffs on behalf of the public shareholders of Sybron Dental Specialties, Inc. (“Sybron” or the “Company”). The action arises out of efforts by certain of Sybron’s officers and directors (the “Individual Defendants”), aided and abetted by Sybron, Danaher Corporation and one of Danaher Corporation’s subsidiaries (collectively with Danaher Corporation, “Danaher”), to complete the sale of Sybron to Danaher via a tender offer (the “Proposed Acquisition”). This action seeks equitable relief only.

2. In pursuing the unlawful plan to sell Sybron, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith, fair dealing and candor by, among other things, failing to maximize shareholder value, impermissibly locking up the Proposed Acquisition through illegal defensive measures, and failing to disclose material information to shareholders in connection with the Proposed Acquisition.

3. Specifically, rather than obtaining the highest value reasonably available to shareholders, the Individual Defendants chose to sell the Company to Danaher, which made the lowest of three offers for the Company.

4. Furthermore, to lock up the Proposed Acquisition, defendants agreed to modify the Company’s existing shareholder rights plan, or “poison pill,” so that only a tender offer by Danaher would be excluded from triggering the poison pill. This effectively forecloses the spurned higher bidders—or anyone else who might be interested in paying more than Danaher for the Company—from taking their bids directly to the Company’s owners—its shareholders—and allowing those shareholders to decide for themselves whether they would prefer the higher offers to the lower Proposed Acquisition.

5. Finally, in a further effort to ensure that shareholders take the only offer that defendants have allowed to be presented to them, rather than holding out for higher offers, defendants have withheld material information from shareholders in their Form 14D-9 Recommendation Statement (“14D-9”) regarding, among other things, the true value of the Company, including the financial analyses performed by Credit Suisse Securities (USA) LLC (“Credit Suisse”) at the behest of defendants.

6. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

(a) withdraw their consent to the sale of Sybron to Danaher, and allow the shares to trade freely, and offers to be made freely to the Company’s owners—the shareholders—without impediments;

(b) act independently so that the interests of Sybron’s public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee;

(c) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Sybron’s public stockholders;

(d) redeem or rescind the poison pill; and

(e) disclose all material information to shareholders, including the basic valuation exercises that Credit Suisse undertook, the key assumptions that it used in performing them, and the range of values that were thereby generated.

JURISDICTION AND VENUE

7. This Court has jurisdiction over defendants because they conduct business in California and/or are citizens of California. Several of the defendants, including defendants Pickrell, Ecker, Parks and Klemme, reside in and are citizens of California This action is not removable.

[page 3 not filed with court]

15. Defendant Brown is, and at all times relevant hereto was, a director of the Company. Brown also has in the past served, together with defendants Pickrell, Yontz and Harris, as an executive officer of Sybron’s former parent company.

16. Harris is, and at all times relevant hereto was, a director of the Company. Harris also has in the past served, together with defendants Pickrell, Brown and Yontz, as an executive officer of Sybron’s former parent company.

17. Defendant Donald N. Ecker (“Ecker”) is, and at all times relevant hereto was, a director of the Company.

18. Defendant Robert W. Klemme (“Klemme”) is, and at all times relevant hereto was, a director of the Company.

19. Defendant James R. Parks (“Parks”) is, and at all times relevant hereto was, a director of the Company.

20. Defendant William A. Donan (“Donan”) is, and at all times relevant hereto was, a director of the Company.

21. The defendants named above in paragraphs l3-20 are sometimes collectively referred to herein as the “Individual Defendants.”

22. The true names and capacities of defendants sued herein under California Code of Civil Procedure Section 474 as Does 1 through 50, inclusive, are presently not known to plaintiffs, who therefore sue these defendants by such fictitious names. Plaintiffs will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

DEFENDANTS’ FIDUCIARY DUTIES

23. Under Delaware law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in (i) a change in corporate control, or (ii) a break up of the corporation’s assets, the directors and officers have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

24. In negotiating and agreeing to the Proposed Acquisition, the Individual Defendants, aided and abetted by the remaining defendants, breached the foregoing duties as alleged herein.

25. In accordance with their duties of loyalty, care and good faith, the Individual Defendants, as directors and/or officers of Sybron, are obligated to refrain from:

(a) participating in any transaction in which their loyalties are divided;

(b) participating in any transaction in which they receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

26. Plaintiffs allege herein that the Individual Defendants, aided and abetted by the remaining defendants, violated the fiduciary duties owed to plaintiffs and the other public shareholders of Sybron in connection with the sale of Sybron, including their duties of loyalty, good faith and independence, insofar as they engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiffs or the Class.

27. The Individual Defendants also owe the Company’s stockholders fiduciary duties of truthfulness and candor under Delaware law, which include the requirement to disclose all material facts concerning the Proposed Acquisition. In breach of these fiduciary duties, the Individual Defendants, aided and abetted by the remaining defendants, have provided the Company’s shareholders with the 14D-9 related to the Proposed Acquisition that misstates or fails to disclose information material to those shareholders’ decision regarding the Proposed Acquisition.

28. Because the Individual Defendants, aided and abetted by the remaining defendants, have breached their duties of loyalty, good faith, candor, care and independence in connection with the sale of Sybron, and have failed to take all reasonable steps to maximize shareholder value, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation and structure, is placed upon defendants as a matter of law.

CLASS ACTION ALLEGATIONS

29. Plaintiffs bring this action individually and as a class action pursuant to California Rule of Civil Procedure Section 382 on behalf of all holders of Sybron stock, who are and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendant.

30. This action is properly maintainable as a class action.

31. The Class is so numerous that joinder of all members is impracticable. According to Sybron’s SEC filings, there were more than 40 million shares of Sybron common stock outstanding.

32. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, INTER ALIA, the following:

(a) whether the Individual Defendants, aided and abetted by the remaining defendants, have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiffs and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the Individual Defendants, aided and abetted by the remaining defendants, are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants, aided and abetted by the remaining defendants, are unjustly enriching themselves and other insiders or affiliates of Sybron;

(d) whether the Individual Defendants, aided and abetted by the remaining defendants, have breached any of their other fiduciary duties to plaintiffs and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(e) whether the Individual Defendants, aided and abetted by the remaining defendants, have in bad faith and for improper motives impeded or erected barriers to discourage other offers for the Company or its assets and/or have otherwise failed to maximize shareholder value; and

(f) whether plaintiffs and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

33. Plaintiffs’ claims are typical of the claims of the other members of the Class and plaintiffs do not have any interests adverse to the Class.

34. Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

35. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

36. Plaintiffs anticipate that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

37. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

38. On April 12, 2006, the Company and Danaher jointly issued a press release entitled “Danaher Corporation Announces $47 Per Share Recommended Cash Tender Offer for Sybron Dental Specialties, Inc., and Increases First Quarter 2006 Sales and Earnings Guidance.” The release stated in part:

Danaher Corporation and Sybron Dental Specialties Inc. jointly announced today that they have reached a definitive agreement pursuant to which Danaher is to make a cash tender offer to acquire all of the outstanding shares of Sybron Dental for $47.00 per share, for an aggregate price of approximately $2.0 billion, including transaction costs and net of cash acquired, to be followed by a second step cash-out merger at the offer price. In addition, Danaher expects to assume approximately $200 million of debt in connection with the acquisition.

The Board of Directors of Sybron Dental has unanimously recommended that the shareholders of Sybron Dental accept the offer. The offer is subject to customary conditions, including tender of a majority of the outstanding shares into the offer, and the absence of a material adverse change with respect to Sybron Dental. Danaher anticipates completing the offer in the second quarter of 2006.

Sybron Dental Specialties is a leading manufacturer of a broad range of consumables and small equipment for the dental professional, including the specialty markets of orthodontics, endodontics and implantology. Sybron Dental had annual revenues of approximately $650 million in the most recently completed fiscal year.

Danaher’s President and CEO, H. Lawrence Culp, Jr. said, “The combination of Danaher and Sybron Dental makes very strong strategic and financial sense. Sybron’s consumables and small equipment offering are a logical extension of Danaher’s existing dental equipment portfolio and will allow us to more broadly serve the dental community. We also believe there are excellent opportunities to strengthen Sybron Dental as well as accelerate its growth with the application of the Danaher Business System. We look forward to working with this talented organization.”

Floyd W. Pickrell, Jr., Chief Executive Officer of Sybron Dental Specialties, said, “We firmly believe the transaction with Danaher serves the best interests of our shareholders and will provide numerous benefits for our employees and customers.

Danaher is committed to investing in our business, promoting further innovation in our product development efforts, and enhancing efficiencies in our operations. We believe our combined efforts will help Sybron extend the leadership position we have built in attractive markets throughout the world.”

Credit Suisse Securities (USA) LLC acted as financial advisor to Sybron Dental, and Hughes Hubbard & Reed LLP and Quarles & Brady LLP provided legal counsel to Sybron Dental.

39. What the Individual Defendants, aided and abetted by the remaining defendants, failed to disclose, until they filed their 14D-9 on April 19,2006, is that the Proposed Acquisition by Danaher was the lowest of three offers made for the Company in April 2006.

40. The Individual Defendants, aided and abetted by the remaining defendants, also failed to disclose, until they filed the 14D-9, that they modified the Company’s existing poison pill to allow Danaher, and only Danaher, to make a tender offer to plaintiffs and the Company’s other shareholders. The other bidders for the Company, whose bids exceeded that of Danaher—or any other bidder who wishes to top Danaher’s bid—would trigger the poison pill if they now attempted to take their higher offers directly to the shareholders, as Danaher is doing, via a competing tender offer. Thus, the Individual Defendants, aided and abetted by the remaining defendants, have improperly locked up the Proposed Acquisition under Delaware law.

41. And what the Individual Defendants, aided and abetted by the remaining defendants, have failed to disclose altogether, despite being required to do so under Delaware law, is any information at all concerning the analyses performed by the Company’s financial advisor, Credit Suisse, in connection with the fairness opinion it presented to the Individual Defendants, including any information regarding the basic valuation exercises that Credit Suisse undertook, the key assumptions that it used in performing them, and the range of values that were thereby generated. The Individual Defendants’ fiduciary duties require them to disclose this material information to Sybron’s public shareholders sufficiently in advance of the closing of Danaher’s tender offer to ensure that the shareholders are able to make a fully informed decision as to whether to tender their shares.

42. The Individual Defendants, aided and abetted by the remaining defendants, also have failed to disclose an apparent agreement between Danaher and Pickrell for Pickrell to join Danaher and take control of the Sybron business post-merger, an agreement that was alluded to by Danaher in its first quarter 2006 earnings call on April 20, 2006.

43. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

(a) withdraw their consent to the sale of Sybron to Danaher, and allow the shares to trade freely, and offers to be made freely to the Company’s owners—the shareholders—without impediments;

(b) act independently so that the interests of Sybron’s public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee;

(c) adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Sybron’s public stockholders;

(d) redeem or rescind the poison pill; and

(e) disclose all material information to shareholders, including the basic valuation exercises that Credit Suisse undertook, the key assumptions that it used in performing them, and the range of values that were thereby generated.

CAUSE OF ACTION

CLAIM FOR BREACH OF FIDUCIARY DUTIES

44. Plaintiffs repeat and realleges each allegation set forth herein.

45. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, aided and abetted by the remaining defendants, have failed to exercise the care required, and have breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Sybron by, among other things:

(a) placing their own interests ahead of those of Sybron’s public shareholders;

(b) failing to maximize shareholder value;

(c) erecting improper barriers to higher offers through improper lock-up devices; and

(d) failing to disclose material information to Sybron’s shareholders.

46. Because the Individual Defendants dominate and control the business and corporate affairs of Sybron, and are in possession of private corporate information concerning Sybron’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Sybron which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.

47. Unless enjoined by this Court, the Individual Defendants, aided and abetted by the remaining defendants, will continue to breach their fiduciary duties owed to plaintiffs and the Class, and may consummate the Proposed Acquisition with improper lock-up devices in place and without the disclosure of all material information, all to the irreparable harm of the Class, as aforesaid.

48. Plaintiffs and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiffs and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs demand preliminary and permanent injunctive relief in their favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Proposed Acquisition agreement was entered into in breach of the fiduciary duties of the Individual Defendants, aided and abetted by the remaining defendants, and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from taking possession of any tendered shares and/or otherwise acting to consummate the

Proposed Acquisition, unless and until they remove all improper barriers to higher offers, including the poison pill, disclose all material information to the Company’s shareholders, and adopt and implement a procedure or process to obtain the highest possible price for shareholders, all sufficiently in advance of the close of Danaher’s tender offer to prevent any harm to plaintiffs and Sybron’s other public shareholders;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Sybron’s shareholders;

E. Directing the Individual Defendants to disclose to shareholders all material information in connection with the Proposed Acquisition;

F. Rescinding or invalidating the poison pill;

G. Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

H. Imposing a constructive trust, in favor of plaintiffs, upon any benefits improperly received by defendants as a result of their wrongful conduct;

I. Awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

J. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: April 24, 2006	LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP DARREN J. ROBBINS RANDALL J. BARON A. RICK ATWOOD, JR.

/s/ A. RICK ATWOOD, JR.
A. RICK ATWOOD, JR. 655 West Broadway, Suite 1900 San Diego, CA 92101 Telephone: 619/231-1058 619/231-7423 (fax)

SOLTAN & ASSOCIATES

VENUS SOLTAN

4220 Von Karman Avenue, 2nd Floor

Newport Beach, CA 92660

Telephone: 949/729-3100

949/729-1527 (fax)

VANOVERBEKE MICHAUD & TIMMONY, P.C.

MICHAEL J. VANOVERBEKE

THOMAS C. MICHAUD

MICHAEL E. MOCO

79 Alfred Street

Detroit, MI 48201

Telephone: 313/578-1200

313/578-1202 (fax)

Attorneys for Plaintiffs